Exhibit 99.8
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Infosys Limited Registered Office : Electronics City, Hosur Road, Bangalore – 560 100, India.

Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and nine months ended December 31, 2012, prepared in compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS)

(in crore, except share and per equity share data)
Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2012	2012	2011	2012	2011	2012
Revenues	10,424	9,858	9,298	29,898	24,882	33,734
Cost of sales	6,566	6,102	5,288	18,478	14,609	19,808
Gross profit	3,858	3,756	4,010	11,420	10,273	13,926
Selling and marketing expenses	541	506	451	1,516	1,305	1,757
Administrative expenses	640	653	660	1,937	1,836	2,390
Operating profit	2,677	2,597	2,899	7,967	7,132	9,779
Other income	503	706	422	1,685	1,252	1,904
Profit before income tax	3,180	3,303	3,321	9,652	8,384	11,683
Income tax expense	811	934	949	2,625	2,384	3,367
Net profit	2,369	2,369	2,372	7,027	6,000	8,316
Paid-up equity share capital (par value 5/- each, fully paid)	286	286	286	286	286	286
Share premium, retained earnings and other components of equity (1)	33,175	33,175	27,017	33,175	27,017	27,017
Earnings per share (par value 5/- each)
Basic	41.47	41.46	41.51	122.99	105.01	145.55
Diluted	41.47	41.46	41.51	122.99	105.01	145.54
Total Public Shareholding (2)
Number of shares	42,36,93,242	41,54,08,755	40,10,65,985	42,36,93,242	40,10,65,985	40,47,81,601
Percentage of shareholding	73.78	72.34	69.84	73.78	69.84	70.49
Promoters and Promoter Group Shareholding
Pledged / Encumbered
Number of shares	–	–	–	–	–	–
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	–	–	–	–	–	–
Percentage of shares (as a % of the total share capital of the company)	–	–	–	–	–	–
Non-encumbered
Number of shares	9,20,85,078	9,20,85,078	9,20,85,078	9,20,85,078	9,20,85,078	9,20,85,078
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00	100.00	100.00
Percentage of shares (as a % of the total share capital of the company)	16.04	16.04	16.04	16.04	16.04	16.04

(1)	Represents the previous accounting year balance as required under Clause 41 of the Listing Agreement.
(2)	Total Public Shareholding as defined under Clause 40A of the Listing Agreement, excludes shares held by founders and American Depository Receipt Holders.

1.	The audited consolidated financial statements for the quarter and nine months ended December 31, 2012 have been taken on record by the Board of Directors at its meeting held on January 11, 2013. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited consolidated financial statements. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS).
2.
On October 22, 2012, Infosys acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich for a cash consideration of 1,187 crore. Further, approximately 608 crore is payable as deferred consideration to the selling shareholders of Lodestone Holding AG at the third anniversary of the acquisition subject to their continuous employment with the Lodestone Group.

3.
The consolidated financial statements for the quarter and nine months ended December 31, 2012 includes revenue of 214 crore and net income of 8 crore arising out of acquisition of Lodestone Holding AG.

4.	On December 11, 2012, Infosys changed its listing from NASDAQ Global Select Market and the stocks started trading on December 12, 2012, in New York Stock Exchange (NYSE).

5. Information on dividends for the quarter and nine months ended December 31, 2012

An interim dividend of 15/- per equity share was declared on October 12, 2012 and paid on October 22, 2012. The interim dividend declared in the previous year was 15/- per equity share.
(in )
Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2012	2012	2011	2012	2011	2012
Dividend per share (par value 5/- each)
Interim dividend	–	15.00	–	15.00	15.00	15.00
Special dividend – 10 years of Infosys BPO operations	–	–	–	–	–	10.00
Final dividend	–	–	–	–	–	22.00
Total dividend	–	15.00	–	15.00	15.00	47.00

6. Other information (Consolidated – Audited)
(in crore)
Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2012	2012	2011	2012	2011	2012
Staff costs	5,809	5,432	4,840	16,501	13,553	18,340
Items exceeding 10% of aggregate expenditure	–	–	–	–	–	–
Details of other income
Interest on deposits with banks and others	390	432	426	1,302	1,223	1,807
Income from available-for-sale financial assets / investments	87	63	11	176	23	27
Miscellaneous income, net	14	54	5	72	14	18
Gains / (losses) on foreign currency	12	157	(20)	135	(8)	52
Total	503	706	422	1,685	1,252	1,904

7.  Audited financial results of Infosys Limited (Standalone information)
(in crore)
Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2012	2012	2011	2012	2011	2012
Revenues	9,398	9,129	8,696	27,436	23,071	31,254
Profit before tax and exceptional item	3,050	3,155	3,146	9,252	7,985	11,096
Profit after tax before exceptional item	2,265	2,273	2,235	6,742	5,711	7,986
Profit after tax and exceptional item	2,265	2,342	2,235	6,811	5,711	8,470

Note:
The audited results of Infosys Limited for the above mentioned periods are available on our website www.infosys.com. The information above has been extracted from the audited financial statements as stated.

8. Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended December 31, 2012

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Non receipt of dividend / Annual report related	–	172	172	–

9. Segment reporting (Consolidated – Audited)
(in crore)
Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2012	2012	2011	2012	2011	2012
Revenue by industry segment
Financial services and insurance (FSI)	3,511	3,317	3,281	10,130	8,793	11,830
Manufacturing enterprises (MFG)	2,265	2,178	1,897	6,563	5,050	6,933
Energy, utilities and telecommunication services (ECS)	2,136	1,994	1,967	6,045	5,330	7,232
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL)	2,512	2,369	2,153	7,160	5,709	7,739
Total	10,424	9,858	9,298	29,898	24,882	33,734
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	10,424	9,858	9,298	29,898	24,882	33,734
Segment profit before tax, depreciation and non-controlling interest:
Financial services and insurance (FSI)	1,022	1,040	1,141	3,089	2,805	3,840
Manufacturing enterprises (MFG)	559	607	602	1,801	1,489	2,076
Energy, utilities and telecommunication services (ECS)	642	487	651	1,675	1,714	2,318
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL)	748	739	743	2,227	1,823	2,489
Total	2,971	2,873	3,137	8,792	7,831	10,723
Less: Other un-allocable expenditure	294	276	238	825	699	944
Add: Other un-allocable income	503	706	422	1,685	1,252	1,904
Profit before tax and non-controlling interest	3,180	3,303	3,321	9,652	8,384	11,683

Notes on segment information

Principal segments

The company's operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industries served to constitute the primary basis of the segmental information set out above.

Segmental capital employed

Assets and liabilities used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Bangalore, India January 11, 2013	By order of the Board for Infosys Limited S. D. Shibulal Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Limited and its subsidiaries for the three months and nine months ended December 31, 2012, prepared as per International Financial Reporting Standards (IFRS). A summary of the financial statements is as follows:

(in US$ million, except per ADS data)
Particulars	Quarter ended December 31,	Quarter ended September 30,	Quarter ended December 31,	Nine months ended December 31,		Year ended March 31,
	2012	2012	2011	2012	2011	2012
Revenues	1,911	1,797	1,806	5,460	5,223	6,994
Cost of sales	1,203	1,114	1,030	3,376	3,077	4,118
Gross profit	708	683	776	2,084	2,146	2,876
Net profit	434	431	458	1,281	1,253	1,716
Earnings per equity share
Basic	0.76	0.75	0.80	2.24	2.19	3.00
Diluted	0.76	0.75	0.80	2.24	2.19	3.00
Total assets	7,955	7,879	6,836	7,955	6,836	7,537
Cash and cash equivalents including available-for-sale financial assets (current) and certificates of deposit	4,079	4,257	3,719	4,079	3,719	4,121

Statements in connection with this release may include forward-looking statements within the meaning of U.S. securities laws intended to qualify for the ‘safe harbor’ under the Private Securities Litigation Reform Act. These forward-looking statements are subject to risks and uncertainties including those described in our SEC filings available at www.sec.gov including our Annual Report on Form 20-F for the year ended March 31, 2012, and our other recent filings, and actual results may differ materially from those projected by forward-looking statements. We may make additional written and oral forward-looking statements but do not undertake, and disclaim any obligation, to update them.